

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

February 18, 2009

By Facsimile and U.S. Mail

Mr. Donald M. James
Chief Executive Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

> **Re:** **Vulcan Materials Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Response Letter Dated January 15, 2009**
> **File Number 001-33841**

Dear Mr. James:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: John Lucas
cc: John Cannarella